SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 7, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on July 7, 2021.

City of Buenos Aires, July 7 2021

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.	Relevant Event

Please be advised that on the date hereof BANCO MACRO S.A. has been given notice of a class action entitled “Asociación Protección Consumidores del Mercado del Sur – Proconsumer (ADUC) vs. Banco Macro S.A. on/Summary Proceedings” (Court File No. 20937).

In the complaint plaintiff questions an amount charged by the Bank as “ATM Insurance” or “ATM Protection” to its customers, whether or not they have previously consented, adhered or accepted in writing the purchase of such insurance or protection. Based on the above, plaintiff requests the Bank to stop debiting such insurance, as well as to eliminate the same from the Bank’s web site and also any other advertising by the Bank in that connection; plaintiff in addition claims the reimbursement of all amounts debited as “ATM Insurance” plus interests and punitive damages.

The complaint is pending before the National Court of First Instance in Civil and Commercial Matters No. 7, Clerk’s Office No. 7 of the City of Paraná, Province of Entre Rios.

Banco Macro S.A. deems there is low probability of getting an unfavorable court decision in this dispute, and even if that were the case, such unfavorable decision would not have a material impact on its equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 7, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer